Exhibit 99.1

Exceed Company Ltd. Provides Update on Extraordinary General Meeting of Shareholders

BEIJING, June 3, 2014 /PRNewswire/ -- Exceed Company Ltd. ( EDS ) ("Exceed" or the "Company"), one of the leading domestic sportswear brands in China, today announced that it has received updated information regarding the availability of the financing contemplated to be received by Mr. Shuipan Lin ("Mr. Lin"), the Company's Chairman and Chief Executive Officer, in order to fund the consideration payable pursuant to the proposed Agreement and Plan of Merger (the "Merger Agreement"), dated December 2, 2013, by and among the Company, Pan Long Company Limited ("Parent"), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Lin, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

On April 16, 2014, the Company adjourned the extraordinary general meeting of shareholders that was called to authorize and approve the Merger Agreement. The board of directors of the Company determined that the adjournment was in the best interests of its shareholders because Mr. Lin had advised the Company that he required additional time to obtain the contemplated financing for the proposed transaction, which he anticipated receiving by May 31, 2014.

Mr. Lin has provided the Company with the following updates:

•	Mr. Lin anticipates that additional time will be needed to obtain the contemplated financing, which he now expects to be reduced by US$5 million as a result of the Equity Financing described below and to be available by no later than June 20, 2014. The loan agreements with Ms. Weixin Zhuang and Mr. Guomin Chen have been amended to reflect the decrease in the aggregate principal amount of loans to US$15 million (the "Debt Financing"), together with the lenders' obligation to deposit the principal amounts of such loans to a bank outside of the People's Republic of China by June 20, 2014.

•	Wisetech Holdings Limited and Windtech Holdings Limited, two of the Rollover Shareholders named in the proxy statement, have agreed to invest an aggregate of US$5 million in cash in the Parent (the "Equity Financing"), which funds will be used to finance a portion of the transaction consideration. Mr. Lin has advised the Company that the full amount of Equity Financing is on deposit in accounts outside of the People's Republic of China and will be available at the closing of the proposed transaction. The Equity Financing means that, while Mr. Lin and the Rollover Shareholders will continue to own 100% in the Company immediately after the merger, their respectively ownership interests in the Company will be amended as follows:

Shareholder	Share ownership prior to the merger		Share ownership after the merger
	Shares in Exceed	%	Shares in Parent	%
Shuipan Lin	12,822,986	38.0%	21,249,952	63.7%
Tiancheng Int'l Investment Group Limited	2,037,053	6.0%	2,037,053	6.1%
HK Haima Group Limited	1,018,527	3.0%	1,018,527	3.1%
Wisetech Holdings Limited	1,583,114	4.7%	2,706,710	8.1%
Windtech Holdings Limited	2,374,670	7.0%	4,060,063	12.2%
RichWise International Investment Group Limited	1,907,180	5.7%	1,907,180	5.7%
Dongdong Ding	100,000	0.3%	100,000	0.3%
Eagle Rise International Limited	300,000	0.9%	300,000	0.9%
Subtotal	22,143,530	65.6%	33,379,485	100.0%
Total Shares issued/to be issued	33,736,313	100.0%	33,379,485	100.0%

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following evidence provided by Mr. Lin to the satisfaction of the independent committee of the board of directors of the Company that the full amounts of the Debt and Equity Financings are on deposit in accounts outside of the People's Republic of China and will be available at the closing of the proposed transaction. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "estimate", "plan", "believe", "is/are likely to" or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 3975-8116

ir@xdlong.cn